John H. Lively

The Law Offices of John H. Lively & Associates, Inc.

A Member Firm of The 1940 Act Law GroupTM

11300 Tomahawk Creek Parkway, Suite 310

Leawood, KS 66211

Phone: 913.660.0778    Fax: 913.660.9157

john.lively@1940actlawgroup.com

April 2, 2018

Ms. Christina DiAngelo Fettig, Senior Staff Accountant

Mr. Jeff Foor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valued Advisers Trust (the “Trust”) (File Nos. 333-223229 / 811-22208)

Dear Ms. DiAngelo Fettig and Mr. Foor:

On February 26, 2017, the Trust filed with the Securities and Exchange Commission (the “Commission”) a Form N-14 registration statement (combined proxy statement/prospectus) relating to the proposed reorganization of the SMI 50/40/10 Fund, a series of the Trust with and into the SMI Conservative Allocation Fund, also a series of the Trust (each of the foregoing may be referred to generally as a “Fund” or collectively the “Funds”).

We received comments separately from each of you relating to the Form N-14. The comments received from Ms. Fettig are labeled “Accounting Comments” and those received from Mr. Foor are labeled “1940 Act Comments”. This letter responds to both sets of comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing an updated combined proxy statement/prospectus as a filing type N-14/A. The filing will reflect the responses to the comments as described in this letter.

Accounting Comments

General

1.	Comment: Please explain why the reorganization is set up to have the accounting survivor different from the legal survivor.

Response: The following is an analysis regarding the accounting and performance survivor in connection with the Reorganization. The analysis is based on guidance provided by the American Institute of Certified Public Accountants in the AICPA Accounting and Audit Guide for Investment Companies with Conforming Changes as of May 1, 2003 (the “Audit Guide”), regarding the surviving entity for financial reporting purposes, and the Accounting Policy Subcommittee of the Accounting/Treasurer’s Committee of the Investment Company Institute (“ICI”) in a white paper on fund

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April 2, 2018

mergers dated March 1, 2004 (“ICI White Paper”), regarding accounting survivors, as well as on the guidance of the Staff set forth in North American Security Trust, SEC No-Action Letter (Aug. 5, 1994) (the “NAST Letter”), relating to performance survivors. The Audit Guide states that although the legal survivor would normally be considered the accounting survivor of a fund reorganization, continuity and dominance in one or more of certain factors may lead to a determination that the target fund should be considered the accounting survivor. In the NAST Letter, the Staff confirmed that, generally, the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund. In determining whether a surviving fund may use the historical performance of one of several predecessor funds, the Staff stated in the NAST Letter that funds should compare the attributes of the surviving fund and the predecessor funds to determine which predecessor fund the surviving fund most closely resembles. The Staff in the NAST Letter and the ICI White Paper generally identify the same factors that funds should compare in making this determination as those identified in the Audit Guide.

In applying these factors, the Trust believes that it is appropriate to characterize the SMI 50/40/10 Fund as the accounting survivor following the Reorganization. This is based on the following information: the investment adviser to the SMI 50/40/10 Fund will continue serving the Fund; the SMI 50/40/10 Fund is the larger fund as it relates to net assets; the investment objective, strategies and restrictions of the SMI 50/40/10 Fund are being adopted by the SMI Conservative Allocation Fund in conjunction with the Reorganization; the gross expense ratios of the two Funds are similar, but the SMI 50/40/10 Fund shareholders are expected to realize a reduction in expenses following the Reorganization; and the portfolio of the combined Fund is expected to more closely resemble the current portfolio of the SMI 50/40/10 Fund.

Additional Information About the Funds / Financial Highlights

2.	Comment: On p. 23 of the proxy statement/prospectus, the Trust should include or incorporate by reference both the financial highlights for the target and acquiring funds. Only the financial highlights for the SMI 50/40/10 Fund have been included; however, the auditor consent as it is worded relates to the financial statements of both funds but only the financial highlights for the SMI 50/40/10 Fund. If the financial highlights for the SMI Conservative Allocation Fund are added, then the consent would need to be updated to relate to the financial highlights of each Fund. As a result, this would not allow the Form N-14 to be complete and go effective pursuant to Rule 488 and changes would need to be made in a Pre-Effective No. 1 filing.

Response: The Trust will be filing the N-14/A to include the financial highlights for the SMI Conservative Allocation Fund and will include a revised auditor consent.

Notice / To Obtain More Information

3.	Comment: The page prior to the Table of Contents incorporates (as item 4.) the semi-annual report for the period ended April 30, 2017. The semi-annual report would not need to be incorporated as the annual report is more recent. Please remove this reference.

Response: The Trust has revised the disclosure to address your comment.

4.	Comment: On the page prior to the Table of Contents, item 2. indicates that the acquiring fund prospectus has been incorporated into the proxy statement / prospectus by reference. Please confirm that the Trust is aware that this prospectus needs to be delivered to investors along with the proxy statement/prospectus.

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April 2, 2018

Response: The Trust is aware and it will deliver the prospectus for the SMI Conservative Allocation Fund to shareholders along with the proxy statement / prospectus.

Introduction / Questions & Answers

5.	Comment: Please disclose the estimate of the reorganization costs on p. 2 of the proxy statement / prospectus where it is noted that the Funds will pay for these expenses. Further, the disclosure on p. 2 does not match what is included on Page A-13, Section 9.2 of the Plan of Reorganization which provides that the expenses of the reorganization will be paid by the Funds based on their relative net assets at the time of the closing. The disclosure on p. 2 of the proxy statement / prospectus notes that the expenses will be split evenly among the Funds.

Response: The Trust has disclosed the cost estimate of the reorganization on p. 2 of the proxy statement / prospectus. Further, the Trust has revised the allocation of expenses to be consistent by modifying the disclosure in the Plan of Reorganization.

Summary of the Proposal

6.	Comment: The disclosure indicates that the Funds both have the same investment objective. Is this correct before the reorganization or does this refer to following the reorganization? Please clarify.

Response: The Trust has clarified that prior to the reorganization both Funds have the same investment objective – seeking total return. Total return is composed of both income and capital appreciation.

7.	Comment: With respect to fifth bullet point in the section discussing factors shareholders should consider, it appears that the fees of the acquiring fund are expected to increase. Was this something that the Board of Trustees also considered? Please disclose the fact that the acquiring fund fees will increase on both a gross and net basis. The target fund appears to benefit from a decrease, but it appears the acquiring fund expense would increase. Please add disclosure to address the other side of this comparison.

Response:The Board considered the implications of the reorganization to the acquiring fund and the target fund. The Trust notes that, without giving effect to the acquired fund fees and expenses, which is not an actual expense that affects the operating expenses of the funds, there is not an increase to the acquiring fund fees. The Trust has added disclosure to reflect this fact.

8.	Comment: The Staff assumes that there are no repositioning of target fund securities in the Reorganization. Are there any planned repositioning of acquiring fund securities as there appears to be no overlap in securities held in both of the Funds? If so, the Staff can discuss with you what sorts of disclosures it would expect to see in such a case.

Response: Following consummation of the Reorganization, the SMI Conservative Allocation Fund may dispose of some or all of its historic assets and/or some or all of the SMI 50/40/10 Fund’s historic assets, in each case primarily in the ordinary course of buying and selling securities. In addition, due to the change in its investment strategy, the SMI Conservative Allocation Fund plans to dispose of some of its historic assets. The Trust has added disclosure to this effect to the N-14.

Proposal / Approval of the Reorganization – Fees and Expenses

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April 2, 2018

9.	Comment: Please confirm in the response that the fees presented are current fees in accordance with Item 3 of Form N-14.

Response: The Trust’s service provider, Ultimus Asset Services, LLC has confirmed to the Trust that the fees presented are current in accordance with Item 3 of Form N-14, and they include the effect of the expenses associated with the Reorganization.

10.	Comment: Please explain the basis for the line item “acquired fund fees and expenses” as it seems that the target fund is 66 basis points, the acquiring fund is 21 basis points and the combined fund is 31 basis points. Does the difference represent a planned repositioning of acquiring fund securities? If so, the Staff would like to understand the basis for this estimate.

Response: The Trust is modifying the combined fund “acquired fund fees and expenses” to reflect the likelihood that over time the underlying positions will more closely reflect that of the existing 50/40/10 Fund, and thus the acquired fund fees and expenses are adjusted to reflect this fact. The fee table and expense examples have been updated as appropriate to reflect more current fees and estimates.

11.	Comment: Please confirm in the correspondence that any expenses subject to recapture in the target fund will not be carried over to the combined fund.

Response: The Trust confirms that the expenses subject to recapture in the target fund will not be carried over to the combined fund.

12.	Comment: In the footnote for the Fund that discusses the fee waiver, please revise to disclose that, if accurate, the recoupment is permissible within three years from the date of its waiver or reimbursement. Additionally, please confirm that the Trust considers all applicable accounting standards for purposes of accruals and expense limitation arrangements. Finally, please confirm that the Trust performs periodic FAS 5 analyses in the context of administering expense limitation arrangements.

Response: The Trust has revised the disclosure to address your comment. The Trust confirms that it considers all applicable accounting standards for purposes of accruals and expense limitation arrangements. Additionally, the Trust confirms that it performs periodic FAS 5 analyses in the context of administering expense limitation arrangements.

13.	Comment: In the lead-in to the expense example, the narrative states that only the one-year numbers shown below reflect the expense waiver. The Staff believes that this is correct for the first two rows but the pro forma combined shows two years of waiver which may align with the term of the waiver. Please either update the disclosure in the lead-in or revise the calculations.

Response: The Trust has revised the disclosures to address your comment.

Capitalization Table

14.	Comment: As the Funds will pay the costs of the reorganization, those costs should be shown as an adjustment in the capitalization table. If the expense limitation arrangements of both of the Funds are expected to pick up the costs of the reorganization, then a footnote to this table can be added to indicate that the costs are not shown in the table because the expense limitation arrangement is expected to cover those costs.

Response: The Trust has revised the footnote disclosure to address your comment.

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April 2, 2018

Expenses of the Reorganization

15.	Comment: Please sync up the disclosure in this section to the disclosure earlier in the proxy statement / prospectus about how the fees are allocated among the Funds. See Comment #5 above.

Response: The Trust has revised the disclosures in the N-14 to address your comment.

16.	Comment: Please confirm if the sentence below is correct.

As a condition to the closing of the Reorganization, the Funds will receive an opinion from The Law Offices of John H. Lively & Associates, Inc. to the effect that the Reorganization will qualify as a tax-free reorganization for federal income tax purposes. It is not anticipated that any securities positions will be eliminated as a result of the Reorganization. (emphasis added)

Response: Following consummation of the Reorganization, the SMI Conservative Allocation Fund may dispose of some or all of its historic assets and/or some or all of the SMI 50/40/10 Fund’s historic assets, in each case primarily in the ordinary course of buying and selling securities. In addition, due to the change in its investment strategy, the SMI Conservative Allocation Fund plans to dispose of some of its historic assets. The Trust has modified the disclosure to this effect in the N-14.

Pro Forma Financial Statements

17.	Comment: At the end of each pro forma page, please include a note indicating: “See Notes to Pro Forma Financial Statements.”

Response: The Trust has revised the disclosure to address your comment.

18.	Comment: Similar to Comment #14, please add to the pro forma Statement of Assets and Liabilities if there is an adjustment for reorganization costs and, if not, add a similar note to that indicated for Comment #14 that the expenses are expected to be picked up by the expense limitation arrangement.

Response: The Trust has revised the disclosures in the N-14 to address your comment.

19.	Comment: In the pro forma Statement of Operations, footnote C seems to show the flow through of the costs of the reorganization. The Staff believes that these reorganization costs should not be shown on the Statement of Operations, but only on the Statement of Assets and Liabilities. The reason is that the reorganization costs are a one-time expenditure and the intent of the Statement of Operations is to show the adjustments that would have a continuing effect on a fund. If footnote C is adjusting for costs of the reorganization then this disclosure should be removed from the Statement of Operations.

Response: The Trust has revised the Statements in the N-14 to address your comment.

20.	Comment: In the pro forma Combination of Portfolios Investments, if it is correct that there is no repositioning of either fund’s securities, please include a footnote at the end of this document that provides that all investments would comply with the investment restrictions and compliance guidelines of the merged fund. If not, if there is a planned repositioning then please identify with footnote disclosure any securities that are expected to be sold.

Response: Following consummation of the Reorganization, the SMI Conservative Allocation Fund may dispose of some or all of its historic assets and/or some or all of the SMI 50/40/10 Fund’s historic assets, in each case primarily in the ordinary course of buying and selling securities. The Trust has modified the disclosure to add the suggested footnote in the N-14 as per your comment.

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April 2, 2018

1940 Act Comments

21.	Comment: Similar to Comment #1, please explain why the reorganization is structured as it is in terms of accounting and legal survivors. Further, if there are any tax or waiver implications please refer to those in the proxy statement / prospectus so they stand out.

Response: Please refer to the response to comment #1 above. The Trust has been advised that having the SMI Conservative Allocation Fund be the accounting and legal survivor has no significant tax implications. Further, the limitations on the use of the SMI Conservative Allocation Fund’s capital loss carryovers would be the same even if the SMI 50/40/10 Fund were the accounting and legal survivor. Accordingly, the Trust has not adjusted the disclosure in response to this comment.

22.	Comment: The “Introduction” indicates that the Board considered that the combined fund would provide investors with a reduced expense ratio. Please be sure to clarify this in all cases as it seems it may not be the case for the acquiring fund as their expense may be going up.

Response: The Trust has revised the disclosure to address your comment.

* * *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively